EXHIBIT 21.1

TravelCenters of America LLC

Consolidated Subsidiaries

As of December 31, 2008

Name of Subsidiary	Jurisdiction of Organization

TravelCenters of America Holding Company LLC	Delaware
TA Leasing LLC	Delaware
TA Franchise Systems LLC	Delaware
TA Operating LLC	Delaware
Petro Franchise Systems LLC	Delaware
TA Operating Texas LLC	Texas
3073000 Nova Scotia Company	Nova Scotia, Canada
TravelCentres Canada, Inc.	Ontario, Canada
TravelCentres Canada, LP	Ontario, Canada